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SEC FILE NUMBER
000-50095

CUSIP NUMBER
05359M-10-7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
PM LIQUIDATING CORP.

Full Name of Registrant
ProxyMed, Inc.

Former Name if Applicable
1854 Shackleford Court, Suite 200

Address of Principal Executive Office (Street and Number)
Norcross, Georgia 30093

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PM Liquidating Corp.’s (the “Company”) Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 cannot be filed with the Securities and Exchange Commission (“SEC”) at this time without unreasonable effort or expense because the Company has been unable to obtain a review of the Company’s interim financial statements by an independent accountant using professional review standards and procedures, although such a review is required by Form 10-Q pursuant to Rule 10-01(d) of Regulation S-X. The Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code on July 23, 2008. Currently, the Company does not have the funds to pay an independent public accountant to review the interim financial statements. As a result, the Company has not had the resources, and does not expect to have the resources, to file its Form 10-Q. In lieu of filing its Form 10-Q, the Company intends to furnish the information that would otherwise be filed in its Form 10-Q as an exhibit attached to a Current Report on Form 8-K that will be filed with the SEC as soon as reasonably practicable.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Simcoe, Chief Financial Officer	(800)	882-0802, Ext. 4780
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. The Company’s Quarterly Report for the quarter ended June 30, 2008 was furnished as an exhibit attached to a Current Report on Form 8-K filed with the SEC on August 14, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PM LIQUIDATING CORP.
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2008	By	/s/ Mark Simcoe

Mark Simcoe, Chief Financial Officer